UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 15)

                                   SWANK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  210-86971610
                                  ------------
                                 (CUSIP Number)


                 William D. Freedman, Esq., Troutman Sanders LLP
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 704-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 1, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 7 Pages)

CUSIP No. 210-86971610                  13D                   Page 2  of 7 Pages

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

        The New Swank, Inc. Retirement Plan Trust
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------

NUMBER OF         7.      SOLE VOTING POWER             0
SHARES BENE-              ------------------------------------------------------
FICIALLY OWNED    8.      SHARED VOTING POWER           0
BY EACH                   ------------------------------------------------------
REPORTING         9.      SOLE DISPOSITIVE POWER        0
PERSON WITH               ------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER      0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,987,822
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.9%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        EP
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210-86971610                  13D                   Page 3  of 7 Pages

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

        John Tulin
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

--------------------------------------------------------------------------------

NUMBER OF         7.      SOLE VOTING POWER           233,830
SHARES BENE-              ------------------------------------------------------
FICIALLY OWNED    8.      SHARED VOTING POWER         2,117,616
BY EACH                   ------------------------------------------------------
REPORTING         9.      SOLE DISPOSITIVE POWER      233,830
PERSON WITH               ------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER    608,185

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,222,415
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.2%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210-86971610                  13D                   Page 4  of 7 Pages

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

        Raymond Vise
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

--------------------------------------------------------------------------------

NUMBER OF         7.      SOLE VOTING POWER             2,135
SHARES BENE-              ------------------------------------------------------
FICIALLY OWNED    8.      SHARED VOTING POWER           1,743,678
BY EACH                   ------------------------------------------------------
REPORTING         9.      SOLE DISPOSITIVE POWER        2,135
PERSON WITH               ------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER      234,247

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,947,390
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        33.8%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 7 Pages

                AMENDMENT NO. 15 TO JOINT FILING ON SCHEDULE 13D

                                       OF

                      THE SWANK, INC. RETIREMENT PLAN TRUST
                                       AND

                           JOHN TULIN AND RAYMOND VISE

                           WITH RESPECT TO SWANK, INC.

         This filing is Amendment No. 15 to the Statement on Schedule 13D (as amended to date, the "Schedule 13D") filed on behalf of The Swank, Inc. Retirement Plan Trust (the "Retirement Plan Trust") and John Tulin and Raymond Vise, trustees of the Retirement Plan Trust (the "Retirement Plan Trustees") with respect to shares of the common stock, $.01 par value per share (the "Common Stock"), of Swank, Inc. (the "Corporation").

         Item 6 of the Schedule 13D is hereby amended as follows:

         Item 6. Contracts,  Arrangements,  Understandings or Relationships With
         -----------------------------------------------------------------------
Respect to Securities of the Issuer.
------------------------------------

         Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

         "There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Retirement Plan Trustees and the Retirement Plan Trust or between the Retirement Plan Trust or the Retirement Plan Trustees and any other person with respect to any securities of the Corporation, including but not limited to the transfer or voting of any of the securities, finders's fees, joint ventures, loan or option arrangements, puts, or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies except (a) the Amended and Restated Retirement Plan, (b) the Retirement Plan Trust, (c) the Note, (d) non-qualified stock option contracts, dated December 31, 1994, April 20, 1995, July 23, 1996, April 24, 1997, April 23, 1998, April
22, 1999, April 20, 2000,  August 23, 2002, August 12, 2003 August 10, 2004, and
August 11, 2005, respectively, between Raymond Vise and the Corporation, and (e) the Stockholders Agreement dated March 1, 2006 among the Corporation, John Tulin and James E. Tulin."

         5. Item 7.    Material to be Filed as Exhibits.
                       ---------------------------------

            Exhibit No.  Description
            -----------  -----------

                A Stockholders Agreement dated March 1, 2006 among the Corporation, John Tulin and James Tulin.

                                                               Page 6 of 7 Pages

                                   SIGNATURES

                  After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2006

                                       -----------------------------
                                       John Tulin

                                       -----------------------------
                                       Raymond Vise

                                       The New Swank, Inc. Retirement Plan Trust

                                       By:
                                           -------------------------
                                           John Tulin, Trustee

                                                               Page 7 of 7 Pages


                                  EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------

    A Stockholders Agreement dated March 1, 2006 among the Corporation, John Tulin and James Tulin.

                                                                       EXHIBIT A

                             STOCKHOLDERS AGREEMENT
                             ----------------------

         STOCKHOLDERS AGREEMENT dated March 1, 2006 (this "Agreement") by and among SWANK, INC., a Delaware corporation (the "Corporation"), with offices at 90 Park Avenue, New York, New York 10016, and JOHN TULIN and JAMES E. TULIN (each such person, a "Stockholder;" and collectively, the "Stockholders"), with each residing at the address set forth beneath his name on the signature page to this Agreement.

                              W I T N E S S E T H:
                               - - - - - - - - - -

         WHEREAS, each Stockholder is the record owner of shares of common stock, $0.10 par value per share ("Common Stock"), of the Corporation; and

         WHEREAS, the Corporation and the Stockholders each believe that it is in the best interests of the Corporation and the Stockholders to impose certain restrictions on the disposition of the shares of Common Stock now or hereafter owned by the Stockholders, and to otherwise provide certain rights and obligations among the parties to this Agreement, all upon the terms and subject to the conditions hereinafter set forth.

         NOW,  THEREFORE,  in  consideration  of  the  mutual  covenants  herein
contained,   and  other  good  and  valuable  consideration,   the  receipt  and
sufficiency of which are hereby acknowledged, the Corporation and the Stockholders hereby agree as follows:

         1. Restriction on Transfer of Shares of Common Stock.
            --------------------------------------------------

         Each Stockholder hereby agrees not to sell, transfer, assign, pledge, hypothecate, give, bequeath or otherwise encumber or dispose of (collectively, "transfer") any of the shares of Common Stock now owned or hereafter acquired by him other than as specifically permitted by the provisions of this Agreement. Any transfer not specifically permitted by the provisions hereof shall be void and shall not be effective to constitute the transferee of such shares of Common Stock a stockholder of the Corporation or entitle such transferee to any of the rights, benefits or privileges of a stockholder. The Corporation shall not recognize any transfer of shares of Common Stock unless made in compliance with the provisions hereof and shall not transfer any such shares of Common Stock on the books of the Corporation other than as specifically permitted by the provisions hereof.

         2. Legend on Certificates.
            -----------------------

         Each certificate representing the shares of Common Stock now owned or hereafter acquired by the Stockholders shall bear the following legend:

                           "The securities  represented by this  certificate are
                  subject to the terms and provisions (including certain transfer restrictions) of a Stockholders' Agreement dated March 1, 2006 (the "Stockholders Agreement") among Swank, Inc. (the "Corporation") and certain of its stockholders. A copy of the Stockholders Agreement is on file at the office of the Corporation. No sale, transfer, assignment, pledge, hypothecation, gift, bequest or other encumbrance or disposition of the securities represented by this certificate may be made except in compliance with the terms and provisions, including the transfer restrictions, of the Stockholders Agreement."

         3. Permitted Transfers of Shares of Common Stock.
            ----------------------------------------------

         (a) Any Stockholder may transfer all or any shares of Common Stock owned by him to the persons and organizations set forth below (together with approved proposed transferees under Section 3(b) below, collectively, "Permitted Transferees"):

                  (i) To his spouse, a lineal descendant, his siblings and their respective lineal descendants or to a trust for the exclusive benefit of, or to a custodian or other requisite fiduciary for, any of the foregoing persons, at any time, in a transaction that is a gift, bequest, devise or inheritance; provided, that the trustee or trustees of any such trust or the custodian and other fiduciary designated, as the case may be, shall consist exclusively of the Stockholder, his spouse, a lineal descendant, his sibling or siblings or a lineal descendant thereof; and further, provided, that as a condition to the transfer of shares of Common Stock pursuant to this Section 3(a)(i), the Permitted Transferee shall be required to become a party to this Agreement and to execute and deliver to the Corporation and the other Stockholders in connection therewith such documents and instruments as the Corporation shall reasonably request; or

                  (ii) To any organization to which a contribution would be deductible under Section 170 of the Internal Revenue Code of 1986, amended, in a transaction that is a gift, bequest, devise or inheritance; provided that the Fair Market Value (as hereinafter defined) of the shares of Common Stock so transferred shall not exceed $25,000 (determined as of the date of such gift, bequest, devise or inheritance, as the case may be) during any calendar year. Each Stockholder who transfers shares of Common Stock pursuant to this
         Section 3(a)(ii) shall notify the Corporation and the other Stockholders of such transfer within five (5) days after each such transfer has been completed (regardless of the Fair Market Value of the transferred shares). Shares of Common Stock transferred pursuant to this Section 3(a)(ii) shall no longer be, and the transferee of such shares shall not be, subject to the terms and provisions of this Agreement.

         (b) Any Stockholder may transfer his shares of Common Stock to a proposed transferee pursuant to the terms of a merger, consolidation or other similar extraordinary corporate transaction involving the Company, or pursuant to a tender offer or exchange offer for shares of Common Stock, if such merger, consolidation, other transaction, tender offer or exchange offer shall have been approved in advance by at least a majority of (i) the members of the Board of Directors of the Company in office on the date of this Agreement ("Original Board Members"), (ii) successors to Original Board Members who have been nominated for election by stockholders, or are elected, by a majority of the Original Board Members ("Approved Successors") or by Approved Successors, or
(iii) a combination of Original Board Members and Approved Successors.

         (c) Any Stockholder desiring to transfer shares of Common Stock to a proposed transferee other than to a Permitted Transferee in accordance with the provisions of Sections 3(a) or (b) hereof shall comply with the following terms and provisions:

                  (i) The Stockholder proposing to transfer shares of Common Stock (the "Transferor") shall give written notice of the proposed transfer (a "Transfer Notice") to the Corporation and to the other Stockholders. Each Transfer Notice shall indicate the number of shares of Common Stock proposed to be transferred by the Transferor.

                  (ii) For a period of ten (10) days after the Transfer Notice shall be deemed to have been given hereunder (the "First Election Period"), the Corporation shall have the right, upon notice to the Stockholders, to purchase all or any portion of the shares of Common Stock proposed to be transferred by the Transferor at a purchase price equal to the Fair Market Value of such shares determined as of the date the Transfer Notice shall be deemed to have been given hereunder (the "Purchase Price").

                  (iii) In the event that during the First Election Period the Corporation shall not have elected to purchase all of the shares of Common Stock proposed to be transferred by the Transferor or has given notice that it has elected not to purchase such shares, the other Stockholders shall have the right, for a twenty (20) day period thereafter (as extended by the ten (10) additional day periods referred to below in this clause (iii), the "Second Election Period"), upon notice to the Transferor, to purchase all or any portion of the remaining shares of Common Stock in respect of which a notice of purchase was not given during the First Election Period. Each Stockholder shall have the right to purchase that percentage of the shares not purchased by the Corporation determined by dividing the number of shares of Common Stock owned by each Stockholder (other than the Transferor) by the total number of shares of Common Stock owned by all Stockholders who elect to purchase shares hereunder (without reference to either the shares to be purchased or the number of shares of Common Stock held by any Stockholder who elects not to purchase any such shares

                  (the "Proportionate Share")). To the extent that any Stockholder does not fully subscribe for his Proportionate Share of such shares, then each Stockholder who has elected to purchase his entire Proportionate Share of such shares shall have an additional right, for an additional ten (10) day period (which period shall extend the Second Election Period), upon notice to the Transferor, to purchase up to that percentage of the remaining shares determined by dividing the number of shares of Common Stock owned by such fully participating Stockholder by the total number of shares owned by all fully participating Stockholders. Each fully participating Stockholder shall have successive additional rights, for additional ten (10) day periods commencing after the end of the immediately preceding election periods referred to above in this clause (iii), to purchase remaining shares until the fully participating Stockholders have either purchased all of the shares proposed to be transferred by the Transferor or there remain shares which the Stockholders have elected not to purchase.

                  (iv) In the event that during the Second Election Period the other Stockholders shall not have elected to purchase all of the shares of Common Stock available for purchase during the Second Election Period or have given notice that they have elected not to purchase any such shares, the Transferor shall have the right, for a period of sixty
         (60) days thereafter, to transfer the shares as to which an election to purchase has not been made. Shares of Common Stock transferred pursuant to this Section 3(b)(iv) shall no longer be, and the transferee of such shares shall not be, subject to the terms and provisions of this Agreement; provided, that shares of Common Stock that have not been transferred by the Transferor within such sixty (60) day period shall again become subject to the terms and provisions of this Agreement.

         (c) The closing of any transfer of shares of Common Stock to the Corporation or to other Stockholders shall take place, unless otherwise agreed by the parties to the transfer, at the principal offices of the Corporation (presently 90 Park Avenue, New York, New York 10016) at 10:00 A.M. twenty-five
(25) days after all election and other periods set forth in Section 3(b) have expired. At the closing, the Transferor shall deliver to the transferee or transferees of the shares of Common Stock (the "Transferee") certificates representing the shares of Common Stock to be transferred, duly endorsed in blank or accompanied by stock powers duly signed in blank. Upon delivery to the Transferee of such certificates and, if applicable, such stock powers, the Transferee shall pay to the Transferor, by check (subject to collection), the Purchase Price.

         (d) For purposes of this Agreement, the term "Fair Market Value" shall be deemed to be the closing price of a share of Common Stock on the national securities exchange on which the Common Stock is traded (including, without limitation, the Nasdaq Stock Market) or, if the Common Stock is not traded on a national securities exchange, the average of the closing bid and asked prices for the Common Stock in the over-the-counter market. If neither the closing price on a national securities exchange nor the bid and asked prices in the over-the-counter market are available, Fair Market Value shall be deemed to be the book value of the Common Stock as at the end of the immediately preceding fiscal quarter of the Corporation, determined by the then current chief financial officer of the Corporation.

         4. Notices.
            --------

         Any notices required or permitted to be given under this Agreement shall be deemed duly given if in writing and when sent by postage prepaid certified United States mail, return receipt requested, or by a nationally recognized overnight courier, with all charges prepaid, to each Stockholder at his address set forth on the signature pages to this Agreement, and notices to the Corporation shall be addressed to it at 656 Joseph Warner Boulevard, Taunton, Massachusetts 02780, Attention: Chief Financial Officer, or at such other address as a Stockholder or the Corporation shall designate by similar notice to the other parties hereto.

         5. Termination.
            ------------

         This Agreement shall terminate on the earliest of (a) the date upon which all of the Stockholders may agree in writing, (b) such time as there shall be only one Stockholder, or (c) the date that is thirty (30) years from the date hereof.

         6. Remedies.
            ---------

         The Stockholders and the Corporation acknowledge that they will be irreparably damaged in the event that this Agreement is not specifically enforced. Therefore, if any dispute should arise concerning the transfer of any of the shares of Common Stock now owned or hereafter acquired by the Stockholders, or by the Corporation from the Stockholders, an injunction may be issued restraining any transfer pending the determination of such controversy. In the event of any controversy concerning any of the rights or obligations created hereunder, such right or obligation may be enforced by a decree of specific performance. Such remedies however, shall be cumulative and not exclusive and shall be in addition to any other remedy, at law or in equity, which the parties may have under this Agreement or applicable law.

         7. Binding Effect Benefit.
            -----------------------

         This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns.

         8. Entire Agreement.
            -----------------

         This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof. There are no representations, warranties, covenants or understandings relating to the subject matter hereof other than those expressly set forth herein.

         9. Waivers.
            --------

         No amendment or modification of any of the terms or provisions of this Agreement shall be valid unless in writing and signed by all of the Stockholders, and no waiver of any of the terms or provisions of this Agreement shall be valid unless in writing and signed by the party waiving such terms or provisions. No waiver of a breach or performance of any provision hereof shall be deemed a waiver of any subsequent breach or default of any kind or nature.

         10. Severability.
             -------------

         The invalidity or unenforceability of any provision of this Agreement, or part of any provision of this Agreement, shall not affect the other provisions or parts hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions or parts were omitted.

         11. Counterparts.
             -------------

         This Agreement may be executed in two or more counterparts, each of which shall be considered to be an original, but all of which, when taken together, shall constitute one and the same instrument.

         12. Headings.
             ---------

         Headings in this Agreement are for reference purposes only and shall not be deemed to have any substantive effect.

         13. Governing Law.
             --------------

         This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without giving effect to conflicts of laws principles thereof, or any other laws the effect of which would be to apply the laws of any state or jurisdiction other than the State of New York.

                        (SIGNATURES APPEAR ON NEXT PAGE)

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement the day and year first above written.

                                         SWANK, INC.


                                         By: /s/ Jerold R. Kassner
                                             -----------------------------------
                                                 Jerold R. Kassner, Senior Vice
                                                   President




                                         /s/ John Tulin
                                         ---------------------------
                                                 John Tulin
                                         Address:




                                         /s/ James E. Tulin
                                         ---------------------------
                                                James E. Tulin
                                         Address: